EXCLUSIVE BUILDING SERVICES, INC.

914 Park Knoll Lane

Katy, Texas 77450

August 16, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

Exclusive Building Services, Inc.

Form:

S-1 Registration Statement – Acceleration Request

File No.:

File No.: 333-170393

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to August 18, 2011 at 2:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Exclusive Building Services, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Exclusive Building Services, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Exclusive Building Services, Inc.

/s/ Patricia G. Skarpa

Patricia G. Skarpa, President